Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. Earnings consist of income from continuing operations before provisions for income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt issuance costs and the portion of rental expense we believe is representative of the interest component of rent expense.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)
Income from continuing operations	$682,904	$514,095	$310,890	$262,946	$380,151
Plus
Fixed charges	318,148	320,978	338,609	164,413	114,186
Total	$1,001,052	$835,073	$649,499	$427,359	$494,337

Earnings to fixed charges ratio	3.2	2.6	1.9	2.6	4.3

Fixed charges:
Interest expense, including the amortization of debt issuance costs	$295,175	$300,816	$320,469	$146,589	$96,041
Estimate of interest component of rent expense(1)	22,973	20,162	18,140	17,824	18,145
Total fixed charges	$318,148	$320,978	$338,609	$164,413	$114,186

(1)	Estimated at 1/3 of total rent expense